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                              September 15, 2022

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E. Erie St., Ste. 525, Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 29,
2022
                                                            File No. 024-11980

       Dear Mr. Grover:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed August 29, 2022

       Cover Page

   1. We note your disclosure here that this offering is for 750,000,000 shares of common stock. We also note
your disclosure on page 40 that you expect to commence the offer and sale of "shares and
warrants" as of the date of this Form 1-A Offering Statement. You further disclose on
page 40 that the "Offering will expire on the first to occur of "(a) the sale of all Seven
Hundred Fifty Million (750,000,000) shares of Common Stock offered for subscription
hereby, (b) September, 2023, subject to extension not to exceed 1 year from the date of SEC
qualification of the Offering, or (c) when our board of directors elects to terminate the
Offering." Please revise to reconcile these disclosures and clarify whether warrants are
included in this offering statement.
 Vikram Grover
FirstName LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany 15,
September NameHimalaya
              2022        Technologies, Inc.
September
Page 2    15, 2022 Page 2
FirstName LastName
Corporate Governance, page 34

2.       We note your disclosure that you are controlled by one person, Vikram
P. Grover,
         your CEO, sole director, and the controlling shareholder by virtue of his ownership of all
         1,000,000 of the outstanding Series C Preferred Shares, which have 100,000 common share votes per share. We also note that your Class B Preferred Shares have 1000 votes per share. Please revise to disclose this controlled status and disparate voting rights on the offering statement cover page. Additionally, please provide separate risk factor disclosure regarding this controlled status and the voting rights of your Class B Preferred
         Shares and Class C Preferred Shares.
Exhibits

3. Please revise to describe your material contracts and file such agreements as exhibits to the offering statement pursuant to Item 17 of Form 1-A. In this regard, we note that your website indicates you have signed a preliminary Co-Pack Agreement with Sprecher
         Brewing Co. for "FOMO can." We also note your disclosure on page F-11 of a convertible note owed to GS Capital that converts at a price of 60% of the lowest trading price for the twenty days prior to and including the date of notice of conversion, and as of April 30,
         2022, the note would convert into 126,250,000 common shares.
4. Please file a revised opinion from legal counsel to clarify and reconcile with the disclosures and terms contained in the offering statement. In this regard, we note that the legality opinion filed refers to warrants, opines on a minimum offering of
         250,000,000 shares, and is limited to Colorado law. It appears that you are incorporated in
         Nevada and the cover page discloses that you are offering a maximum of 750,000,000 shares of common stock.
      You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Milan Saha, Esq.